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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   SCHEDULE TO

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                      TELE NORTE CELULAR PARTICIPACOES S.A.
                       (Name of subject company (Issuer))

                             TELEMAR NORTE LESTE S.A
                      (Names of Filing Persons (Offerors))

           Preferred Shares                           87924Y105
   (Title of classes of securities)       (CUSIP number of preferred shares)

                                Roberto Terziani
                           Investor Relations Director
                           Rua Humberto de Campos, 425
                                    7 andar
                  Leblon, Rio de Janeiro, RJ, Brazil 22430-190
                              Tel: +55 21 3131-1208
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

                            CALCULATION OF FILING FEE

         Transaction Valuation*                  Amount of Filing Fee*

             Not applicable*                        Not applicable*

* A filing fee is not required in connection with this filing as its relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:        N/A           Filing Party: N/A
     Form of Registration No.:      N/A           Date Filed:   N/A

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third party tender offer subject to Rule 14d-1

[ ]  issuer tender offer subject to Rule 13e-4

[ ]  going private transaction subject to Rule 13e-3

[ ]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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